Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

July 24, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Mr. Raymond Be, Esq.
Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Mr. Be:
On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Defense Tech ETF (the “Fund”), included in Post-Effective Amendment No. 723 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on June 28, 2023 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2023, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

GENERAL

1. Comment: Please submit the Registrant’s responses to the Staff’s comments at least five (5) business days prior to effectiveness of the post-effective amendment to the Registration Statement for the Fund and provide marked changed pages.

Response: The Registrant will file this comment response letter at least five (5) business days prior to the Amendment’s effective date and provide marked changed pages as requested.

FEES AND EXPENSES

U.S. Securities and Exchange Commission
Attention: Mr. Raymond Be, Esq.
July 24, 2023

2. Comment: With respect to the fee table and expense example, please provide the SEC Staff with a copy of the completed fee table and expense example. In addition, please include an explanation of how the Registrant estimated “Other Expenses” and determined that the estimate was reasonable.

Response: The Registrant has completed the Fund’s fee table and expense example, which are included below. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable, pursuant to the unitary expense arrangement described in “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay all costs of various third-party services required by the Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that the Fund would incur expenses that would not be covered by the unitary fee and that would amount to the threshold for disclosure in the fee table. The Fund submits that the basis for this estimate is similar to its estimates used for recent funds launched by the Registrant.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.50%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.50%
1 Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$51	$160

PRINCIPAL INVESTMENT STRATEGIES

3. Comment: In the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, in the first bullet point following the second paragraph, please explain what “local and/or national defense applications” are and explain how the Fund determines them. Please also clarify how the Underlying Index maps 50% of the revenues to these business activities.

Response: The Registrant has added the following sentence to the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund's prospectus as follows:

Local and/or national defense applications refer to the products and services that local and/or national governmental organizations require in order to prepare for and respond to threats, including but not limited to intelligence, surveillance, combat systems and cyber-defense.

U.S. Securities and Exchange Commission
Attention: Mr. Raymond Be, Esq.
July 24, 2023

Supplementally, the Registrant notes that only those companies which disclose information in their respective financial statements indicating that more than 50% of revenue is derived from products and services for local and/or national defense applications are eligible for inclusion, as determined by the Index Administrator. If a company generates the majority of its revenue from civilian products and services, such company would not be expected to be eligible for inclusion in the Underlying Index.

4. Comment: In the fourth paragraph of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the Staff notes that the minimum market capitalization is being provided as of a specific date. Please supplementally explain why this information is being disclosed as of a particular date. In addition, please provide a copy of the white paper for the Underlying Index and a list of the top ten holdings, including company name, Underlying Index weight, and a brief description of why such company is considered a Defense Tech Company pursuant to the Underlying Index methodology.

Response: The Registrant has updated the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund's Prospectus as follows:

Companies must have a minimum market capitalization of $200 million and a minimum average daily turnover for the last 6 months greater than or equal to $2 million in order to be eligible for initial inclusion in the Underlying Index.

Supplementally, the Registrant notes that the Underlying Index methodology does not change based on date.

5. Comment: With respect to the fifth paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, please provide an explanation of the term "free-float market capitalization".

Response: The Registrant has updated in what is now the sixth paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund's Prospectus as follows:

Modified capitalization weighting seeks to weight constituents primarily based on free-float market capitalization, but subject to caps on the weights of the individual securities. Free-float market capitalization measures a company’s market capitalization discounted by the percentage of its shares readily available to be traded by the general public in the open market (“free float”).

6. Comment: With respect to the last paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please inform the Staff why the Fund may rely on the no-action relief provided in The First Australia Fund, Inc. letter in light of the fact that the Index Provider is an affiliate of the Fund.

Response: As a preliminary matter, the Registrant notes that Section 8(b)(1) under the 1940 Act requires each registered investment company to include in its registration statement ”a recital of the policy of the registrant in respect of” certain enumerated policies, including concentration of investments and that such a recital include “a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein.” The First Australia Fund no action letter provides the Staff’s interpretive position concurring that the proposed approach set forth in that letter was consistent with the statutory scope of Section 8(b)(1). The Registrant respectfully submits that the First Australia Fund provides one, fact-limited example of an approach that satisfies the statutory

U.S. Securities and Exchange Commission
Attention: Mr. Raymond Be, Esq.
July 24, 2023

provision of Section 8(b)(1), but does not provide an exclusive method of complying with the requirements of the statute.

We note some significant differences between the Fund and the fund at issue in First Australia. The fund at issue in the First Australia letter was actively managed. The fund’s manager retained significant discretion to invest up to 35% of the fund’s total assets in the securities of issuers in a particular industry if and when that industry represented 20% or more of a reference index. Moreover, the fund discussed in First Australia letter was not an index fund, much less an index ETF, and therefore the fund’s investment adviser had no mandate (and the fund did not have an investment objective) to track the performance of the reference index. Indeed, the investment adviser in First Australia Fund, Inc. presumably had the discretion to change reference indexes at will, unlike an index ETF for which a change in the underlying index would typically require a change to a fund’s investment objective (as would be the case for the Fund).

In light of the foregoing, the Registrant submits that the First Australia letter although informative, is not controlling and does not set aside the express statutory provisions of Section 8(b)(1).

SUMMARY OF PRINCIPAL RISKS

7. Comment: With respect to the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS - Associated Risks Related to Investing in Defense Tech Companies”, the Staff notes that the disclosure states that “[D]efense Tech companies may be concentrated in a particular country or region…”. Please explain to what extent the Fund may concentrate its investments in a particular country or region. Please consider whether it is appropriate to add disclosure to the Fund’s Prospectus in light of the materiality of the exposure.

Response: The Registrant has updated the risk disclosure in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” as follows:

Geographic Risk: A natural, biological or other disaster could occur in a geographic region in which the Fund invests, which could affect the economy or particular business operations of companies in the specific geographic region, causing an adverse impact on the Fund’s investments in the affected region or in a region economically tied to the affected region. The securities in which the Fund invests and, consequently, the Fund are also subject to specific risks as a result of their business operations, including, but not limited to:

Risk of Investing in the United States: A decrease in imports or exports, changes in trade regulations and/or an economic recession in the U.S. may have a material adverse effect on the U.S. economy.

Supplementally, the Registrant notes that the Fund does not seek to be concentrated in a particular country or region as part of its investment objective. However, the Fund currently is expected to be concentrated in the United States based on the composition of the Underlying Index.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

U.S. Securities and Exchange Commission
Attention: Mr. Raymond Be, Esq.
July 24, 2023

                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.